BHP Group Limited 171 Collins Street Melbourne Victoria 3000 Australia GPO BOX 86 Melbourne Victoria 3001 Australia Tel +61 1300 55 47 57 Fax +61 3 9609 3015 bhp.com	BHP Group Plc Nova South 160 Victoria Street London SW1E 5LB UK Tel +44 20 7802 4000 Fax + 44 20 7802 4111 bhp.com

September 21, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended June 30, 2021 of BHP Group Limited and BHP Group Plc (together, “BHP Group”)

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that BHP Group has made disclosure pursuant to those provisions in Section 4 of its Annual Report on Form 20-F for the year ended June 30, 2021, which was filed with the Securities and Exchange Commission on September 21, 2021.

Sincerely,

BHP Group

/s/ Stefanie Wilkinson

Stefanie Wilkinson

BHP Group Company Secretary

BHP Group Limited ABN 49 004 028 077 LEI WZE1WSENV6JSZFK0JC28 Registered in Australia Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000 Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Nova South 160 Victoria Street London SW1E 5LB United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is headquartered in Australia